Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



09045221

SUPPL

14 January 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 1/29

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

ASX/Media Release


MACQUARIE

SALE OF MARGIN LOAN PORTFOLIO, BALANCE SHEET INITIATIVES AND OUTLOOK & MARKET CONDITIONS

SYDNEY, 8 January 2009 – Macquarie Group Limited ("Macquarie") advises that its banking subsidiary, Macquarie Bank Limited, has signed an agreement to sell the bulk of its margin lending portfolio to Leveraged Equities, a wholly owned subsidiary of Bendigo and Adelaide Bank Limited. The transaction is expected to complete later today.

Sale of Margin Loan Portfolio

Macquarie announced its intention to sell its margin lending business in September 2008.

Leveraged Equities has agreed to acquire the $1.5 billion loan portfolio for a premium of $52 million. Macquarie will receive the premium consideration in the form of short dated convertible preference shares issued by Bendigo and Adelaide Bank Limited.

Macquarie's retail stockbroking division, Macquarie Private Wealth, has entered into a white label distribution agreement with Leveraged Equities to enable Macquarie to continue to provide Macquarie-branded margin loan products to its client base.

Balance Sheet Initiatives

As previously announced, the sale of the margin lending portfolio is one of a number of balance sheet initiatives identified which would reduce funded assets by approximately $15b to allow Macquarie to further focus on the more profitable parts of the business. Of these initiatives, $3.9b were completed before 30 September. Since then, a further $8.1b of initiatives have been completed, which includes

this margin lending initiative. This brings the total of initiatives completed to $12b with the other $A3b currently underway and expected to be completed by 31 March 2009.

Since 30 September, Macquarie has further strengthened its strong funding and liquidity position including:

- 27% increase in retail deposits since 30 September from $9.4b to $11.9b at 31 December 2008; and
- 14% increase in term funding since 30 September from $31.9b to approximately $36.5b at 31 December 2008. During the quarter, Macquarie successfully issued $US3.3b of government guaranteed term funding. This includes a $US2.1b five year fixed rate private placement under the US 144a program, which was the first five year government guarantee deal in offshore markets.

Outlook & Market Conditions

The outlook statement provided at the interim results noted that unprecedented market conditions make short term forecasting extremely difficult and was subject to a number of significant swing factors notably market conditions, asset realisations, completion rate of transactions and asset prices. The sale of the margin lending portfolio will result in a profit contribution of approximately $43 million (before tax and profit share). It should be noted that this profit was anticipated at the time of the interim results. However importantly, during the quarter to 31 December, market conditions were exceptionally challenging for almost all Macquarie's businesses, adversely impacting levels of business activity and profitability.

Macquarie will update the market further at its regular operational briefing in February.

Contacts:

Investor Relations
Stuart Green
+612 8232 8845

Corporate Communications
Paula Hannaford
+612 8232 4102

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,320
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	18,320 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	18,320 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18,320 on 09/01/2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	283,361,622	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	54,157,375	Options over Ordinary Shares at various exercise prices
		1,478,614	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,478,614 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 January 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

12 January 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 9 January 2009, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.002%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 9 January 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.016%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Paula Walsh
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence G Cox
Date of last notice	7 November 2007 re Macquarie Group Limited fully paid ordinary ("MQG") shares and options over MQG shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MF Custodians Ltd, as nominee for LGC Superannuation Pty Limited, as trustee for the LGC Superannuation fund of which Laurence Cox is a beneficiary. MF Custodians Limited, as nominee for Laurence Cox.
Date of change	8 January 2009

cag_cosec_syd_prd/105338_1

+ See chapter 19 for defined terms.

No. of securities held prior to change	Direct - 87,898 MQG shares Indirect - MQG Shares: - 146,692 MQG shares held by MF Custodians Ltd as nominee for LGC Superannuation Pty Ltd; - 33,522 MQG shares held by MF Custodians Ltd as nominee for Laurence Cox; - MQG unlisted options: - 8,400 options exercisable at $32.75 each and expiring on 9 August 2009; - 5,620 options exercisable at $63.34 each and expiring on 1 August 2010; - 9,245 options exercisable at $61.79 each and expiring on 1 August 2011; and - 9,000 options exercisable at $71.41 each and expiring on 15 August 2012.
Class	MQG shares
Number acquired	36,135 MQG shares transferred to MF Custodians Ltd as nominee for Laurence Grimes Cox from Laurence Cox.
Number disposed	36,135 MQG shares transferred from Laurence Grimes Cox to MF Custodians Ltd as nominee for Laurence Cox.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil.
No. of securities held after change	Direct - 51,763 MQG shares Indirect - MQG Shares: - 146,692 MQG shares held by MF Custodians Ltd as nominee for LGC Superannuation Pty Ltd; - 71,357 MQG shares held by MF Custodians Ltd as nominee for Laurence Cox; - MQG unlisted options held by Laurence Cox: - 8,400 options exercisable at $32.75 each and expiring on 9 August 2009; - 5,620 options exercisable at $63.34 each and expiring on 1 August 2010; - 9,245 options exercisable at $61.79 each and expiring on 1 August 2011; and - 9,000 options exercisable at $71.41 each and expiring on 15 August 2012.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 13 January 2009

END

cag_cosec_syd_prd/105338_1

+ See chapter 19 for defined terms.